SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K
                                  ANNUAL REPORT

        Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                   For the fiscal year ended December 31, 1999


                         AMCORE Financial Security Plan
                            (Full title of the plan)


                             AMCORE FINANCIAL, INC.
          (Name of issuer of the securities held pursuant to the plan)


                        501 Seventh Street, P.O. Box 1537
                          Rockford, Illinois 61110-0037
                     (address of principal executive office)




Index of Exhibits on Page 3                                       Page 1 of 18

                         AMCORE FINANCIAL SECURITY PLAN


Item 1.  Changes in the Plan

Forms S-8 Registration Statement under the Securities Act of 1933 filed with the Securities and Exchange Commission on November 26, 1986, contained detailed information concerning the AMCORE Financial Security Plan (Plan). On November 16, 1994, the Plan was amended to comply with certain provisions of the Unemployment Compensation Act of 1992 and the Revenue Reconciliation Act of 1993. The Plan was also amended to eliminate the minimum hour requirement necessary to share in employer contributions, update the hardship loan provisions, and add the option for participants to invest their contributions in AMCORE Financial, Inc. Common Stock, among other things. On August 23, 1996, the Plan was amended to provide for: (a) the daily valuation of account balances therein, and (b) full and immediate vesting for all participants terminating employment on or after January 2, 1996.

Item 2.  Changes in Investment Policy

There has been no change in the investment policy during 1999.

Item 3.  Contributions under the Plan

Employer contributions made from 1995 through 1999 were $2,232,782, $3,234,114, $2,482,430, $1,153,839, and $2,951,521 respectively.

Item 4.  Participating Employees

There was a total of 1,508 employees participating in the Plan at December 31, 1999.

Item 5.  Administration of the Plan

(a) The Plan is administered by AMCORE Financial, Inc. (Company). The Company's duties as Plan Administrator are overseen by the Plan Administrative Committee (Committee), which reports annually to the Company's Board of Directors.

(b)  Members of the Committee receive no compensation from the Plan.

Item 6.  Custodian of Investments

(a) The amounts deposited by participants and contributed by the Company are invested by AMCORE Investment Group, N.A. (AIG), f/k/a AMCORE Trust Company, as Trustee of the Plan and, in that capacity, AIG has custody of the Plan assets. AIG, a non-depository banking institution, is located at 501 Seventh Street, P.O. Box 1537, Rockford, Illinois 61110-0037.

(b)  There was no compensation paid by the Plan to AIG as trustee during 1999.

(c) AIG is named insured under the Company's Financial Institution Bond in the aggregate amount of $30,000,000 ($15,000,000 per occurrence), which covers, among other things, loss through dishonest or fraudulent acts of employees and loss of property through robbery, theft or forgery. It also maintains a Fiduciary Responsibility Insurance Policy in the amount of $5,000,000, which specifically covers AIG's fiduciary responsibility as Trustee and Custodian of the Plan.

Item 7.  Reports to Participating Employees

Each of the Plan's participants receive a written report of the amount of their deposit account and their respective company's contribution account as of the close of each quarterly valuation period. These reports show the participant's opening balance, their deposits, the Company's contribution on their behalf, changes in value resulting from income, investment gains and losses, transfers, withdrawls, and the balance as of the end of the period with respect to their interest in each of the investment funds.

Item 8.  Investment of Funds

(a) All of the securities and mutual fund units purchased by AIG, as trustee of the Plan, are traded net of commissions. Consequently, total brokerage commissions attributable to the Plan are not determinable.

(b) The Plan's trustee from time to time selects brokers and dealers to execute transactions because of research services provided. Other factors, such as obtaining the best price for a particular transaction and the overall quality and reliability of the brokerage services made available, also affect the selection of brokers and dealers. Since commissions paid by the Plan trustee are individually negotiated in accordance with these several variables, with only an indeterminate portion allocable to Plan securities, the amount of transactions and related commissions attributable to research services on behalf of the Plan are not determinable.

Item 9.  Financial Statements and Exhibits

                                                                          Page
                                                                          ----
INDEPENDENT AUDITOR'S REPORT                                                 1

FINANCIAL STATEMENTS

         Statements of Net Assets Available for Benefits                     2
         Statements of Changes in Net Assets Available for Benefits          3
         Notes to Financial Statement                                        4

SCHEDULES

Schedule of Assets Held for Investment Purposes                             10

ACCOUNTANT'S CONSENT

                                    SIGNATURE


Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustee (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.





                          AMCORE FINANCIAL SECURITY PLAN


                          /s/ John R. Hecht
                          ------------------------------------
                          John R. Hecht
                          Executive Vice President and Chief Financial Officer for AMCORE Financial, Inc. Plan Administrator




Date:  June 30, 2000

                         AMCORE FINANCIAL SECURITY PLAN

                              Financial Statements

                           December 31, 1999 and 1998

                   (With Independent Auditors' Report Thereon)

                         AMCORE FINANCIAL SECURITY PLAN



                                Table of Contents



                                                                   Page

Independent Auditors' Report                                          1

Financial Statements:
     Statements of Net Assets Available for Benefits                  2

     Statements of Changes in Net Assets Available for Benefits       3

Notes to Financial Statements                                         4

Schedules

1    Schedule of Assets Held for Investment Purposes                 10

2    Schedule of Reportable Transactions                             11

                          Independent Auditors' Report



     To the Trustees and Participants
     AMCORE Financial Security Plan:


     We have audited the accompanying statements of net assets available for benefits of the AMCORE Financial Security Plan (the Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's trustees. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1999 and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's trustees. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


     /s/ KPMG LLP


     Chicago, Illinois
     May 19, 2000

                         AMCORE FINANCIAL SECURITY PLAN

                 Statement of Net Assets Available for Benefits

                           December 31, 1999 and 1998




                                                         1999           1998
                                                     ------------   ------------

Assets:
    Investments at fair value (note 3)               $106,431,013     89,526,891

    Receivables:
      Cash and cash equivalents                           217,144           --
      Employer contributions                               93,033        100,932
      Participant contributions                            87,107         66,506
                                                     ------------   ------------

             Total receivables                            397,284        167,438
                                                     ------------   ------------

             Net assets available for benefits       $106,828,297     89,694,329
                                                     ============   ============


See accompanying notes to financial statements.

                         AMCORE FINANCIAL SECURITY PLAN

            Statement of Changes in Net Assets Available for Benefits

                 For the Years ended December 31, 1999 and 1998




                                                          1999          1998
                                                     -------------  ------------
Additions:
    Additions to net assets attributed to:
      Investment income:
           Net appreciation in fair value
             of investments (note 3)                 $  5,765,467      4,887,847
           Interest                                       288,946        297,647
           Dividends                                    8,792,687      4,497,050
                                                     ------------   ------------

                                                       14,847,100      9,682,544
                                                     ------------   ------------

    Contributions:
      Employer                                          2,951,521      1,153,839
      Participant:
        Payroll withholding                             2,660,014      3,422,038
        Rollovers                                       1,192,456        161,870
                                                     ------------   ------------

                                                        6,803,991      4,737,747

    Transfer of assets from merged plans (note 9)       6,434,922      5,072,871
                                                     ------------   ------------

             Total additions                           28,086,013     19,493,162
                                                     ------------   ------------

Deductions:
    Deductions from net assets attributed to:
      Benefits paid to participants                    10,792,006      6,347,967
      Administrative expenses                             160,039         19,178
                                                     ------------   ------------

             Total deductions                          10,952,045      6,367,145
                                                     ------------   ------------

             Net increase                              17,133,968     13,126,017

Net assets available for benefits:
    Beginning of year                                  89,694,329     76,568,312
                                                     ------------   ------------

    End of year                                      $106,828,297     89,694,329
                                                     ============   ============

See accompanying notes to financial statements.

                         AMCORE FINANCIAL SECURITY PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998




  (1)   Significant Accounting Policies

              Financial Statement Presentation

              Since the AMCORE Financial Security Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA), the Plan prepared its financial statements and schedules in accordance with the financial reporting requirements of ERISA rather than in accordance with Regulation S-X.

              Valuation of Investments

              If available, quoted market prices are used to value investments. The Vintage funds are valued at quoted net asset values. Participants' notes are valued at face value. Investment in AMCORE Stable Asset Fund is valued at net asset value which is determined based on the fair value of the underlying investments.

              Security transactions are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis.

              Payment of Benefits

              Benefits are recorded when paid.

              Accounting Estimates

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

              New Accounting Standard

              In 1999 the Plan adopted SOP 99-3 "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters," which revises the required financial statement presentation and establishes new disclosure requirements for defined contribution benefit plans. 1998 balances have been reclassified in accordance with SOP 99-3.

  (2)   Plan Description

        The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

              General

              The Plan is a defined contribution plan covering substantially all employees of AMCORE Financial, Inc. (AFI) and participating subsidiaries, who have completed one year of service and have reached the age of 18. It is subject to the provisions of ERISA.

                                       4                           (Continued)

                         AMCORE FINANCIAL SECURITY PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998

              Contributions

              Participants may contribute up to 10% of their annual wages on a pretax basis in 1999 and 5% in 1998. The employer will match the participants' contributions up to 4% in 1999 and 1998, respectively, of their wages with cash, which is used to purchase AFI common stock. The maximum amount that an employee could contribute in 1999 and 1998 was $10,000.

              The employer contributes three percent of the participants' annual wages each year to a basic retirement account; these funds are set aside for retirement and, therefore, are not available for participant loans.

              Participant Accounts

              Each participant's account is credited with the participant's contributions and an allocation of the Employer's contribution and Plan earnings. Allocations are based on participant earnings, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The Plan provides for a maximum contribution to a participant's account in any plan year of the lesser of $30,000 or 25% of the participant's compensation.

              Payment of Benefits

              On termination of service, a participant may select one of several payment options. Withdrawals by a participant are fully taxable, except for the return of after tax contributions, if any.

              Vesting

              Participants are immediately vested in both their contributions and that of the employer.

              Investment Funds

              The assets of the Plan are segregated and maintained in ten separate fund accounts consisting of the Vintage U.S. Government Obligation Fund, Vintage Limited Term Bond Fund, Vintage Equity Fund, Vintage Balanced Fund, AMCORE Stable Asset Fund, Common Stock Fund, Loan Fund, Vintage Aggressive Growth Stock Fund, Employer Matching Contribution Stock Fund, and Contribution Fund. Participants have the option to invest their account balance and contributions to their respective account in all of these funds except the Loan Fund, Employer Matching Contribution Stock Fund, and Contribution Fund in increments of five percent of their participating balance. Participants are limited to a maximum contribution of ten percent to the Common Stock Fund. Participants also have the option to change the allocation of their individual participant's balance daily.



                                       5                           (Continued)

                         AMCORE FINANCIAL SECURITY PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998



              The Plan provides that fund assets be invested as follows:

                  Vintage U.S. Government Obligation Fund investments consist of U.S. government obligations, a money market mutual fund that invests in U.S. government obligations, bonds, debentures, commercial paper, bankers' acceptances, bank certificates of deposit, and savings instruments.

                  Vintage Limited Term Bond Fund investments consist of a mutual fund that invests in U.S. government obligations, bonds, debentures, commercial paper, bankers' acceptances, mortgages, and savings instruments which mature beyond one year.

                  Vintage Equity Fund investments consist of a mutual fund that invests primarily in large capitalization equity securities.

                  Vintage Balanced Fund is a mutual fund that invests in a blend of large capitalization equity and debt securities.

                  AMCORE Stable Asset Fund is a common trust fund comprising primarily of investments in high quality fixed and variable rate insurance company contracts, as well as short-term investments. The Plan provides that a minimum of 50% of assets of this fund can be liquidated in 30 days and the remainder within 12 months.

                  AMCORE Common Stock Fund consists solely of AFI common stock, which is traded in the over-the-counter market under the symbol "AMFI". The employees have voting rights in all shares. Temporarily, assets are held in a money market fund until the AFI stock is purchased.

                  Participant loans are made to participants for hardship reasons only such as: to prevent foreclosure, to pay college tuition, to pay medical expenses not covered by insurance, and for other unforeseeable hardships as approved by the Committee.

                  Vintage Aggressive Growth Stock Fund consists of a mutual fund that invests in relatively volatile small and mid-capitalization equity securities that are poised for above-average growth over the long term.

                  Employer Matching Contribution Stock Fund consists solely of AFI common stock. The employees have voting rights in all shares. Temporarily, assets are held in a money market fund until the AFI stock is purchased. The employer contributes to this fund in an amount equal to the pretax contributions made each pay period since the preceding accounting date by participants in the Plan.

                  Contribution Fund serves as a temporary account to accumulate contributions to be allocated to the other funds. This fund invests in money market instruments.


                                       6                           (Continued)

                         AMCORE FINANCIAL SECURITY PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


  (3)   Investments

        The following presents investments that represent five percent or more of the Plan's net assets:

                                                                                   December 31,
                                                                             -------------------------
                                                                                1999          1998
                                                                             -----------   -----------
        Vintage Equity Fund, 2,041,854 and 1,786,538 shares, respectively    $46,778,879    39,232,377

        Employer Matching Contribution Stock Fund, AMCORE Financial, Inc.     16,937,670    13,430,115
            common stock, 1,272,552 and 698,362 shares, respectively*

        Vintage Aggressive Growth Stock Fund, 470,896 and 314,390
            shares, respectively                                               8,730,411     5,593,002

        Vintage Balanced Fund, 543,595 and 377,064 shares, respectively        8,637,723     5,980,233

        AMCORE Stable Asset Common Trust Fund, 397,571 and 430,159 shares,     7,927,570     8,185,921
            respectively
        Vintage Limited Term Bond Fund, 747,041 and 767,712 shares,            7,208,949     7,746,217
            respectively
        Vintage U.S. Government Obligation Fund, 6,044,565 and 5,856,420
            shares, respectively                                               6,044,565     5,856,420
                                                                             ===========   ===========

        *Nonparticipant directed

        During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $5,765,467 and $4,887,847, respectively, as follows:

                                                 1999         1998
                                              ----------   ----------
        AMCORE Financial, Inc. common stock   $  859,022   (1,788,775)
        Shares of mutual funds                 3,976,052    6,305,431
        Common Trust Fund                        930,393      371,191
                                              ----------   ----------
                                              $5,765,467    4,887,847
                                              ==========   ==========

  (4)   Nonparticipant-Directed Investments

        Information about the net assets and the significant components of the change in net assets relating to the nonparticipant-directed investments is as follows:

                                                                         December 31,
                                                                   ------------------------
                                                                      1999         1998
                                                                   -----------  -----------
        Net assets - Employer Matching Contribution Stock Fund,
            AMCORE Financial, Inc. common stock                    $16,937,670   13,430,115
                                                                   ===========  ===========

                                       7                           (Continued)

                         AMCORE FINANCIAL SECURITY PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


                                                     Years ended December 31,
                                                    ---------------------------
                                                       1999            1998
                                                    -----------     -----------
        Changes in net assets:
            Contributions                           $ 2,951,521       1,153,839
            Net appreciation (depreciation)           1,755,953        (846,786)
        Benefits paid to participants                (1,181,429)         (3,632)
        Administrative expense                          (18,490)       (819,876)
                                                    -----------     -----------

                                                    $ 3,507,555        (516,455)
                                                    ===========     ===========

  (5)   Transactions with Related Party

        All Plan investments are shares of mutual funds, a common trust fund, and money market deposits which are managed by AMCORE Investment Group N.A., Rockford, which is the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest.

        Certain costs of administering the Plan are paid by AMCORE Financial, Inc. (Plan Sponsor), the sponsor. Administrative expenses totaled $160,039 and $19,178 for the years ended December 31, 1999 and 1998.

  (6)   Plan Termination

        Although it has not expressed any intent to do so, the employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the net income or loss to the date of termination, less any distribution expenses and liquidation costs, shall be distributed proportionately to the participants' accounts and participants will be entitled to receive the value of their accounts.

  (7)   Participant Loans

        Participants are eligible to obtain loans from the Plan in the event of financial hardship as defined by the Plan. The loans are limited to the lesser of $50,000 or 50% of the accrued benefit of the participant under the Plan, excluding the participant's accrued benefit attributable to the basic retirement account. Participants' loans are charged interest at a rate which is based on prime at the date of the loan and is fixed for the life of the loan. The loans are collateralized by the participants' vested interest in the Plan.

  (8)   Income Tax Status

        The Internal Revenue Service has determined and informed the employer by letter dated April 28, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code
        (IRC). The Internal Revenue Service has also determined and informed the Company by a letter dated April 28, 1995, that the Plan is qualified and trust established under the Plan is tax-exempt, under applicable sections of the Internal Revenue Code. The Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.



                                       8                           (Continued)

  (9)   Transfer of Assets from Merged Plan

        On July 6, 1998 the assets of the First National Bancorp, Inc. Profit Sharing and 401(k) plan were merged with and into the Plan. The First National Bancorp, Inc. Profit Sharing and 401(k) plan was administered by First National Bancorp, Inc., a company acquired by AFI during 1997.

        On March 5, 1999 the assets of the IMG Money Purchase Plan and the IMG Employee Stock Ownership Plan were merged with and into the Plan. The IMG Money Purchase Plan and the IMG Employee Stock Ownership Plan were administered by IMG, a company acquired by AFI during 1998.

        On June 30, 1999 the assets of the Baraboo Federal Bank, FSB 401(k) Profit Sharing Plan were merged with and into the Plan. The Baraboo Federal Bank, FSB 401(k) Profit Sharing Plan was administered by Baraboo Federal, FSB, a company acquired by AFI during 1998.

        On September 8, 1999 the assets of the Country Bank Shares Corp. 401(k) Profit Sharing Plan were merged with and into the Plan. The Country Bank Shares Corp. 401(k) Profit Sharing Plan was administered by Country Bank Shares Corp., a company acquired by AFI during 1997.

                                                                    Schedule 1

                         AMCORE FINANCIAL SECURITY PLAN

                 Schedule of Assets Held for Investment Purposes

                                December 31, 1999


                                                         Number of
                                                         shares or
                                                         principal                      Current
  Employer matching contribution                           amount          Cost          value
----------------------------------                       ---------     ------------    ----------
Common stock -
   AMCORE Financial, Inc. *                               1,571,052    $ 20,056,763    20,910,704
                                                                       ------------    ----------
Common trust fund -
   Stable Asset Common Trust Fund *                         397,571       7,251,720     7,927,570
                                                                       ------------    ----------

Money market deposits                                       217,144         217,144       217,144

Mutual funds:
   Vintage Limited Term Bond Fund *                         747,041       7,391,578     7,208,949
   Vintage Balanced Fund *                                  543,595       8,145,854     8,637,723
   Vintage Equity Fund *                                  2,041,854      41,342,315    46,778,879
   Vintage Aggressive Growth Stock Fund *                   470,896       7,730,626     8,730,411
   Vintage U.S. Government
     Obligations Fund *                                   6,044,565       6,044,565     6,044,565
                                                                       ------------    ----------

           Mutual funds                                                  70,654,938    77,400,527

Participants' loans                                         192,212         192,212       192,212
                                                                       ------------    ----------

           Total investments                                           $ 98,372,777   106,648,157
                                                                       ============    ==========

* Asterisk denotes an investment in an entity which is a "party-in-interest" as defined by ERICA.


See accompanying independent auditors' report.

                                                                    Schedule 2
                         AMCORE FINANCIAL SECURITY PLAN

                       Schedule of Reportable Transactions

                          Year ended December 31, 1999




Category (i) - Transaction in the same security in excess of 5% of the fair value of Plan assets at the beginning of the Plan year.

                                                                                                 Current
                                                                                                 value of
                                                                                                 asset on
     Identity of                                      Purchase       Selling       Cost of      transaction
    party involved       Description of asset           price         cost          asset          date            Gain
    --------------       --------------------         --------       -------       -------      -----------        ----
 Vintage Equity Fund     Mutual fund               $   6,422,134            --     6,422,134      6,422,134          --

Category (iii) - Series of transactions in the same security in excess of 5% of the fair value of Plan assets at the beginning of the Plan year.

                                                                                                 Current
                                                                                                 value of
                                                                                                 asset on
     Identity of                                      Purchase       Selling       Cost of      transaction
    party involved       Description of asset           price         cost          asset          date         Gain
    --------------       --------------------         --------       -------       -------      -----------      ----
Vintage Equity Fund      Mutual fund               $          --     4,884,616     4,648,889      4,884,616     235,727


See accompanying independent auditors' report